

January 28, 2011

Mr. Cai Yongjun
Chief Executive Officer
Longwei Petroleum Investment Holding Limited
No. 30 Guanghau Street
Xiaojingyu Xiang, Wan Bailin District, Taiyuan City
Shanxi Province, People's Republic of China

> **Re:** **Longwei Petroleum Investment Holding Limited**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed January 14, 2011**
> **File No. 333-171139**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed January 14, 2011**
> **File No. 1-34793**

Dear Mr. Cai:

We have limited our review of your Form S-3 to those issues we have addressed in our comment. We have also reviewed your Form 10-K and related filings and have the following comment.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to prior comment 7 from our letter, dated December 30, 2010. In an appropriate place in your filings, please disclose that, although required by your bylaws, you have not held an annual shareholders meeting since October 11, 2007. Disclose, as indicated in your response, that you undertake to have an annual meeting of shareholders in June 2011.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings includes the information the Securities Act of 1933, the Securities Exchange Act of 1934, and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Caroline Kim at (202) 551-3878, or in her absence, the undersigned at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

CC: Darrin M. Ocasio
       Sichenzia Ross Friedman Ference LLP
        Fax: (212) 930-9725